Exhibit 99.1

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31, 2024	As of June 30, 2025
	HKD’000	HKD’000	US$’000
	(Audited)
Assets
Current assets:
Cash and cash equivalents	30,618	57,568	7,334
Cash segregated for regulatory purpose	9,969	11,933	1,520
Loans to customers, net of allowance of HKD9,517,000 and HKD9,444,000 as of December 31, 2024 and June 30, 2025, respectively	15,901	26,811	3,415
Loans to customers - related parties, net of allowance of nil as of December 31, 2024 and June 30, 2025	-	5,975	761
Receivables from:
Customers, net of allowance of HKD5,000 and HKD5,000 as of December 31, 2024 and June 30, 2025, respectively	167	362	46
Customers - related parties, net of allowance of HKD10,000 and HKD10,000 as of December 31, 2024 and June 30, 2025, respectively	343	638	81
Broker-dealers, net of allowance of HKD9,000 and HKD9,000 as of December 31, 2024 and June 30, 2025, respectively	267	1,045	133
Clearing organization, net of allowance of nil as of December 31, 2024 and June 30, 2025	696	415	53
Prepaid expenses and other current assets	5,485	197	25
Amount due from a related party	408	175	22
Income tax recoverable	692	692	88
Total current assets	64,546	105,811	13,478

Non-current assets:
Property and equipment, net	966	753	96
Right-of-use assets	2,083	1,578	201
Intangible asset, net	600	3,884	495
Deferred tax assets, net	3,087	5,184	660
Refundable deposit	447	475	61
Investment under equity method	-	6,500	828
Total non-current assets	7,183	18,374	2,341
TOTAL ASSETS	71,729	124,185	15,819

Liabilities and shareholders’ equity
Current liabilities:
Payables to:
Customers	4,912	8,801	1,121
Customers - related parties	5,433	3,589	457
Clearing organizations	25	-	-
Accruals and other current liabilities	2,686	2,076	264
Accrued commission expense	1,327	1,158	148
Lease liabilities - current	1,133	1,194	152
Total current liabilities	15,516	16,818	2,142

Non-current liabilities:
Lease liabilities – non-current	994	403	51
Total non-current liabilities	994	403	51
TOTAL LIABILITIES	16,510	17,221	2,193

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Preferred shares US$0.0001 par value per share; 3,000,000 authorized; nil share issued and outstanding as of December 31, 2024 and June 30, 2025 Ordinary shares US$0.0001 par value per share; 300,000,000 authorized; 12,000,000 shares and 15,350,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively	9	12	2
Additional paid-in capital	63,155	132,697	16,904
Accumulated deficit	(7,945)	(25,745)	(3,280)
Total shareholders’ equity	55,219	106,964	13,626

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	71,729	124,185	15,819

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2024	2025	2025
	HKD’000	HKD’000	US$’000

Revenues:
Securities brokerage commission	900	1,353	172
Securities brokerage handling fee	205	136	17
Asset management fee	1,580	1,636	208
Interest income	1,707	1,378	175
Total revenues	4,392	4,503	572

Expenses:
Advertising and marketing	608	2,573	328
Compensation and benefits	4,240	8,475	1,080
Commission expense	963	1,009	129
Lease expense	626	606	77
Professional and advisory fee	1,172	8,303	1,058
Provision for expected credit losses	107	1,412	180
Other general and administrative expense	1,429	2,788	355
Total expenses	9,145	25,166	3,207

Loss from operations	(4,753)	(20,663)	(2,635)

Other income:
Government subsidies	103	-	-
Interest income	235	766	98
Total other income	338	766	98

Loss before income taxes	(4,415)	(19,897)	(2,537)

Income tax benefit	(627)	(2,097)	(267)

Net loss and total comprehensive loss	(3,788)	(17,800)	(2,270)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.32)	(1.28)	(0.16)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	12,000,000	13,908,564	13,908,564